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                                 March 5, 2021

       Charles Gassenheimer
       Chief Executive Officer
       Kadem Sustainable Impact Corporation
       152 West 57th St.
       52nd Floor
       New York, NY 10019

                                                        Re: Kadem Sustainable
Impact Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed February 26,
2021
                                                            File No. 333-253595

       Dear Mr. Gassenheimer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 26, 2021

       General

   1. Please reconcile the disclosure in the notes under the fee table and on page 137 regarding the number of shares
subject to the overallotment option. Please also reconcile the disclosures on pages
F-13 and F-16 regarding the number of warrants the Sponsor will purchase in a
concurrent private placement.
       Provisions in our amended and restated certificate of incorporation . . .., page 58

   2. Please revise to clarify the scope of the provision cited in this risk factor as it relates to claims arising under
the Securities Act and the Exchange Act. While you cite the
                                                        jurisdictional
requirements of those statutes, it is unclear from your disclosure whether
 Charles Gassenheimer
Kadem Sustainable Impact Corporation
March 5, 2021
Page 2
       your certificate of incorporation is consistent with those requirements. For example, does your certificate of incorporation require concurrent jurisdiction of state and federal courts for claims arising under the Securities Act?
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact SiSi Cheng, Staff Accountant, at 202-551-5004 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                              Sincerely,
FirstName LastNameCharles Gassenheimer
                                                              Division of
Corporation Finance
Comapany NameKadem Sustainable Impact Corporation
                                                              Office of
Manufacturing
March 5, 2021 Page 2
cc:       E. Ramey Layne
FirstName LastName